SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 ______________


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*
                                (Amendment No. 1)



                                Go2Pharmacy, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  380193 10 2
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No. 380193 10 2                  13G                 Page 2 of 5 Pages
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            1              NAME OF REPORTING PERSON            Joseph Zappala

                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [ ]
                                                                       (b) [ ]

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            3              SEC  USE ONLY

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            4              CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
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                             5     SOLE VOTING POWER
    NUMBERS OF SHARES                                1,375,000
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH
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                             6     SHARED VOTING POWER
                                      None
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                             7     SOLE DISPOSITIVE POWER
                                    1,375,000
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                             8     SHARED DISPOSITIVE POWER
                                      None
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            9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
                                             1,375,000
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           10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                           CERTAIN SHARES*
                                                                      [  ]
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           11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                             19.6%
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           12              TYPE OF REPORTING PERSON*
                                             IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1.

1(a). Name of Issuer: Go2Pharmacy, Inc.

1(b).  Address of Issuer's Principal Executive Offices:

                  6950 Bryan Dairy Road, Largo, Florida, 33777

Item 2.

2(a).  Name of Person Filing:  Joseph Zappala

2(b). Address of Principal Business Office or, if None, Residence:

                  7227 Clint Moore Road, Boca Raton, Florida, 33496

2(c). Citizenship: United States

2(d). Title of Class of Securities: Common Stock, $.01 par value

2(e). CUSIP Number: 380193 10 2

Item 3.

                  Not Applicable.

Item 4.    Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

         As of December 31, 2001, Joseph Zappala beneficially owned 1,375,000 shares of Common Stock as a result of his direct ownership of such shares.

         (b) Percent of class:

         As of December 31, 2001, Mr. Zappala beneficially owned 19.6% of the Common Stock.

         (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: Mr. Zappala has the sole power to vote or to direct the vote of the 1,375,000 shares of Common Stock.

                  (ii) Shared power to vote or to direct the vote: None

                  (iii) Sole power to dispose or to direct the  disposition  of:
Mr. Zappala has the sole power to dispose or to direct the disposition of 1,375,000 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the  disposition of:
None

Item 5.    Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.    Notice of Dissolution of Group

                  Not applicable.

Item 10.  Certifications

                  Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               December 22, 2002
                                             ------------------------------
                                                               (Date)


                                              /s/ Joseph Zappala
                                             ------------------------------
                                                            (Signature)


                                              Joseph Zappala
                                             ------------------------------
                                                           (Name/Title)












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